Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CMHC Systems, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-129265) on Form S-3/A of Netsmart Technologies, Inc. of our report dated September 12, 2005, with respect to the consolidated balance sheets of CMHC Systems, Inc. and subsidiary as of March 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended, which report appears in the Form 8-K/A of Netsmart Technologies, Inc. dated December 8, 2005, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report contains an explanatory paragraph that states that the Company’s consolidated balance sheet as of March 31, 2004 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year then ended have been restated.

(signed) KPMG LLP

Columbus, Ohio
April 3, 2006